SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Board of Directors of Eletrobras, at a meeting held on this date, approved the Business and Management Master Plan 2022-2026 ("PDNG 2022-2026"), the content of which can be verified at presentation attached to this Relevant Fact.

The PDNG 2022-2026, in addition to reaffirming the Company's corporate identity (Purpose, Vision and Values), presents itself as a deployment of the Strategic Plan, with a five-year horizon, which defines the projects to be developed by our companies, aiming at achieving of strategic objectives aimed at Eletrobras' sustainable growth and modernization and in line with new trends in the energy sector.

It should be noted that PDNG 2022-2026 contemplates the Company's Capitalization pursuant to Law 14,182/2021 and the Resolution No. 203/2021, of the Council of the Investment Partnership Program (CPPI), which deals with the modeling of privatization of the Eletrobras.

Other initiatives to be monitored by Management are not being disclosed, as they strategic for the Company.

Disclaimer

In view of the foregoing, this Relevant Fact is targeted at showing the strategies and efforts to be accomplished by Eletrobras to shareholders and general market, aiming to achieve the goals of its PDNG 2021-2025. However, it should be noted that the Relevant Fact has certain estimates. Such estimates do not stand as statements of facts happening in the past or to be performed in the future, but they do reflect beliefs and expectations of our management and may stand as uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes," "potential" and similar words are targeted at spotting estimates that necessarily imply risks and uncertainties, regardless of current awareness on them. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy by consumers, competitive conditions, our level of indebtedness, the possibility of receiving payments connected to our receivables, changes in our rainfall and water levels in the reservoirs used to operate our hydro power plants, our plans concerning financing and capital investment, governmental regulations existing in Brazil and abroad, as well as other risks described in the Reference Form, Forms 20-F's and other documents registered before the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission of the United States.

Thus, the estimates and forecasts which may be stated in this document solely refer to the date on which they were expressed, and thus we do not undertake any obligation accomplishing or updating such estimates, financial metrics or forecasts as a result of new information or future events, and, to that regard, it should be noted that Eletrobras has not changed its policy of disclosure, and continues not disclosing forecasts for the purpose of CVM Normative Instruction No. 480 and CVM Resolution No 44. The future results of operations and efforts of Companies may be different from the current forecasts, and investor should not rely solely in the information hereunder.

Rio de Janeiro, December 17, 2021

Elvira Cavalcanti Presta
CFO and Investor Relations Officer

Eletrobras

BUSINESS AND MANAGEMENT MASTER PLAN 2022-2026

Disclaimer

This presentation is intended to demonstrate to shareholders and the market in general the strategies and initiatives that will be pursued by Eletrobras with a view to achieving the goals underlying its **2022-2026 Business and Management Master Plan**. However, it should be noted that this presentation addresses certain estimates. Such estimates do not stand as statements of facts happening in the past or to be performed in the future, but they do reflect beliefs and expectations of our management and may stand as uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the US Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believes," "might," "may," "estimates," "continues," "foresees," "intends," "deems," "hopes," "potential," and similar words are targeted at spotting estimates that necessarily imply risks and uncertainties, regardless of current awareness on them. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electricity by consumers, competitive conditions, our level of indebtedness, the possibility of receiving payments connected to our receivables, changes in our rainfall and water levels in the reservoirs used to operate our hydropower plants, our plans concerning financing and capital investment, governmental regulations existing in Brazil and abroad, as well as other risks described in the Reference Form, 20-F Forms, and other documents registered before the Brazilian Securities and Exchange Commission and the US Securities and Exchange Commission (SEC).

Estimates and forecasts which may be addressed in this document solely refer to the date on which they were made, and thus we do not undertake any obligation accomplishing or updating such estimates, financial metrics or forecasts as a result of new information or future events. It should be noted that Eletrobras has not changed its policy of disclosure, and continues not disclosing forecasts for the purpose of CVM Normative Instructions No. 480 and 358. The future results of operations and efforts of Companies may be different from the current forecasts, and investor should not rely solely in the information hereunder.

Table of Contents

Eletrobras

PART 1 | WHERE WE ARE

1.1 Context [page 05]
1.2 Recent Business Performance and Key Achievements [page 06]

PART 2 | WHERE WE WANT TO BE

2.1 Trends and Scenarios [page 08]
2.2 Business Identity [page 11]
2.3 Guidelines, Objectives and Main Goals for 2021 [page 13]
2.4 Priority Sustainable Development Objectives [page 15]

PART 3 | HOW WE GET THERE

3.1 Strategic Initiatives [page 17]
3.2 Risk Mapping [page 34]
3.3 Investment [page 35]

PART 1

WHERE WE ARE

Evolution of Guidelines Indicators in 2021

Eletrobras

STRATEGIC GUIDELINES	INDICATORS	2020 R	3T21R	2021M
1 VALUE & INVESTMENT	**MARKET VALUE:** Enterprise Value/EBITDA	Top 14 IEE	Top 5 IEE	Top 3 IEE
2 G&T EFFICIENCY	**EFFICIENCY:** Efficient PMSO/PMSO	1.09	1.06	1.00
	AVAILABILITY OF GENERATION: DISPGR	1.06	1.07	1.000
	AVAILABILITY OF TRANSMISSION: DISPOLT	99.94	99.93	99.88
3 G&T EXPANSION	**EXPANSION OF GENERATION:** Installed Capacity of G (MW)	143	12	166
	EXPANSION OF TRANSMISSION: Installed Capacity of T (Km of LT)	490	343	772
4 TRADING	**MARGIN:** Margin against the reference price in power quota regime termination	N/A	N/A	N/A
5 NEW BUSINESSES	**REVENUE:** Revenue from New Businesses/ROL (%)	0.96	1.00	2.00
6 CULTURE & PEOPLE	**SAFETY:** Lost Time Injury Frequency Rate (Employees)	1.22	1.82	2.61
	SAFETY: Lost Time Injury Frequency Rate (Third Party)	ND	3.46	3.92
	PEOPLE: Training Hours/No. of Employees	43.22	25.05	35.00
	PEOPLE: Employees' Satisfaction Index*	77.96	N/A	74.00%
7 GOVERNANCE	**GOVERNANCE:** ELB Level in B3 listing	Level 1	Level 1	Level 1
8 MANAGEMENT	**PRODUCTIVITY:** Operating Result/Employee	0.78	1.81	**
9 INNOVATION AND DIGITAL TRANSFORMATION	**INNOVATION:** Investment in R&D+I / ROL	1.35	1.55	1.20

Key: R – Accomplished M – Goal

* Survey conducted in 2021 for the 2022 goal

** Strategic goals will therefore not be disclosed N/A – Not applicable

Classificação: Setorial

Challenge 24: Sustainable Excellence

Eletrobras

Initiative	Key Achievement
Rationalization of Equity Interests	Merger of 11 SPE's of the Pindaí Complex. CGT Eletrosul incorporated FOTE and acquired TSLE. The sale of Eletronorte's interest in NBTE was finalized.

Initiative	Key Achievement
Optimization of Debt Structure	Fundraising from the capital market with an effective focus on liability management.

Initiative	Key Achievement
Sale of interests in affiliated companies	Approval of disposal plan for interests held by Eletrobras in affiliated companies.

STRATEGIC INITIATIVES

2022-2026 PDNG

Initiatives	Key Achievements
Eletrobras Reputation and Engagement	Final form of the training in Human Rights that will be supplied to the entire Eletrobras personnel.

Initiative	Key Achievements
Receivables from Distribution Companies	Aneel's board has completed the entire inspection process of the distribution companies sold by Eletrobras. The company will receive BRL 2.67 billion (position for Aug./21) in 60 installments from 2022, with inflation adjustment based on IPCA index.

Initiative	Key Achievements
Sustainability 4.0	Development of an integrated risk matrix for the Supplier Management process and the single Supplier Conduct Guide for Eletrobras companies. Availability of the Sustainability Channel, specialized in responding to requests for information related to ESG aspects.

PART 2

WHERE WE WANT TO BE

The Future: Global and Domestic Trends

GLOBAL TRENDS

- Extensive digitization of the economy and society
- Knowledge and innovation as drivers of the economy
- Changes in consumption patterns and increased customer-dominant logic
- Climate change and changes in rainfall patterns
- Expansion of the low-carbon economy
- Strong expansion of electricity demand

DOMESTIC TRENDS

- Spatial reconfiguration of economic activity and growth of medium-sized cities
- Accelerated demographic transition
- Review of the States' role
- Expansion of demand for electricity

The Future of Electricity Industry


Transformations in the electricity industry call for adjustments in the industry's model
Consolidation and repositioning of market players
Expansion of distributed generation
Acceleration of technological changes
Cost reduction of critical feedstock
Systemic energy efficiency gains
Expansion and higher intricateness of the electricity transmission system
Diversification of the Brazilian electrical matrix
Expansion of demand for electricity
ELECTRICITY INDUSTRY TRENDS

Reference Scenarios for 2035

Given the uncertainties of the broader setting, the long-term strategy needs to be robust to navigate, especially between scenarios 1 and 2.



BRAZIL'S ECONOMIC DEVELOPMENT
STRONG AND SUSTAINED GROWTH
EXTENT OF TRANSFORMATIONS IN BRAZIL'S ELECTRICITY INDUSTRY MODEL
3
GROWTH AND COMPETITION WITH REGULATED ADJUSTMENTS
1
GROWTH AND COMPETITION IN AN INTENSE FASHION
ADJUSTMENTS TO THE CURRENT MODEL
NEW INDUSTRY MODEL
4
LOW DYNAMISM AND INERTIAL GROWTH
2
MODERATE COMPETITION IN LOW GROWTH MARKET
INSUFFICIENT AND INTERMITTENT GROWTH

Business Identity

Eletrobras

We guide ourselves by:

Respect for people and life

Ethics & transparency

Excellence

Innovation

Collaboration & Recognition

PRINCIPLES



PURPOSE

We put all our energy into the sustainable development of society.

FUTURE VISION

To be an innovative **clean energy** company, recognized for its **excellence** and **sustainability**

Vision Indicators

- % Clean Energy: renewable + nuclear energy
  % of Renewable Energy
- Return on Equity - ROE (LL/PL)
- Asset Value - (USD BI)
- % Clean Energy: renewable + nuclear energy
  GHG Emission (TonCO2/TWh)
- Number of Direct and Indirect Jobs
  Number of people covered by social projects

STRATEGIC GUIDELINES

VALUE & INVESTMENT

To multiply the creation of value and expand the company's investment capacity

EFFICIENCY OF GENERATION AND TRANSMISSION

To create value by increasing the efficiency of G&T assets

EXPANSION OF GENERATION AND TRANSMISSION

To cement its leadership in G&T with a focus on clean energy

TRADING

To achieve leadership in trading with attractive margins and risk management efficiency

NEW BUSINESS

To invest in new businesses focused on energy to help the energy industry develop (M&A)

CULTURE & PEOPLE

To develop a culture of high performance and excellence in people management, with meritocracy

GOVERNANCE

To achieve excellence in Governance, Risk Management, and Internal Controls (GRC)

MANAGEMENT

To focus the company's management on creating value and increasing competitiveness

INNOVATION AND DIGITAL TRANSFORMATION

To take a leading role in innovation and further the digital transformation of business and management processes

INDICATORS AND GOALS OF STRATEGIC GUIDELINES

STRATEGIC GUIDELINES	INDICATORS	GOALS FOR 2022
1 VALUE & INVESTMENT	**MARKET VALUE:** Enterprise Value/EBITDA	TOP 3 AT IEE
2 G&T EFFICIENCY	**EFFICIENCY:** Efficient PMSO/PMSO	1.18
	AVAILABILITY OF GENERATION: DISPGR	1.00
	AVAILABILITY OF TRANSMISSION: DISPOLT	99.90
3 G&T EXPANSION	**EXPANSION OF GENERATION:** Added Generation Capacity (MW)	164
	EXPANSION OF TRANSMISSION: Added Transmission Capacity (Km LT)	193
4 TRADING	**MARGIN:** Margin against the reference price in power quota regime termination (RS/MWh)	N/A
5 NEW BUSINESSES	**REVENUE:** Revenue from New Businesses/ROL	3.47%
6 CULTURE & PEOPLE	**SAFETY:** Injury Frequency Rate (Employees)	1.92
	SAFETY: Injury Frequency Rate (Third Party)	2.88
	PEOPLE: Average hours of training per employee	35.0
	PEOPLE: Employees' Satisfaction Index*	≥ 74.7%
7 GOVERNANCE	**GOVERNANCE:** ELB Level in B3 listing	Novo Mercado
8 MANAGEMENT	**PRODUCTIVITY:** Recurring EBITDA/Number of employees	*
9 INNOVATION AND DIGITAL TRANSFORMATION	**INNOVATION:** Investment in Technology and Innovation/NOR	1.3%

*Research to be applied in 2021 with a goal for 2022 **Strategic goals will therefore not be disclosed *** depends on financial projections

STRATEGIC OBJECTIVES

STRATEGIC GUIDELINES	STRATEGIC OBJECTIVES
1 VALUE & INVESTMENT	1.1. To optimize the capital structure of Eletrobras System
	1.2. To expand the Company's investment capacity
2 G&T EFFICIENCY	2.1. To optimize the economic-financial performance of G&T assets
	2.2. To achieve high levels of reliability of G&T assets
	2.3. To increase regulatory effectiveness by active liaison with the regulator
3 G&T EXPANSION	3.1. To expand the generation, prioritizing clean energy and gas-fired thermal power plants opportunities
	3.2. To expand the transmission, focusing on value creation
4 TRADING	4.1. To diversify the customer portfolio, expanding operations in power retail
	4.2. To develop the power trading segment
5 NEW BUSINESSES	5.1. To increase revenue from the service sales business, data transmission and other synergistic opportunities
6 CULTURE & PEOPLE	6.1. To reward meritocracy with a system of incentives and consequences
	6.2. To develop leadership, teamwork and knowledge management to support the company's critical skills
	6.3. To ensure employees' safety and satisfaction
7 GOVERNANCE	7.1. To acquire and develop a robust skill set in risk management and internal controls
	7.2. To achieve and maintain standards of corporate governance and corporate integrity in keeping with international benchmarks
	7.3. To further active institutional liaison and transparency in the relationship with stakeholders
8 MANAGEMENT	8.1. To strengthen performance discipline, with agility and optimization of resources
9 INNOVATION AND DIGITAL TRANSFORMATION	9.1. To speed up the digitization and automation of business and management processes
	9.2. To invest in research and innovation, creating an innovative ecosystem from internal capabilities and in concert with start-ups

SUSTAINABILITY

Sustainability is our way of doing business that encompasses and extends across the entire Eletrobras Strategy. Our managers' variable compensation is based on ESG goals since 2017.


SOCIAL
AMBIENTAL
ECONÔMICO-FINANCEIRA
SUSTENTABILIDADE
VISÃO DE FUTURO
Ser uma empresa inovadora, de energia limpa, reconhecida pela excelência e sustentabilidade
PROPÓSITO
Colocamos toda nossa energia para o desenvolvimento sustentável da sociedade
DIRETRIZES DE DESEMPENHO E NEGÓCIOS
Valor e Investimento
Novos Negócios
Eficiência de G&T
Comercia-lização
Expansão de G&T
DIRETRIZES DE GESTÃO
Cultura e Pessoas
Gestão
Governança
Inovação e Transformação Digital
VALORES
Respeito às pessoas e à vida
Ética e transparência
Excelência
Inovação
Colaboração e reconhecimento

SDG's prioritized by Eletrobras


7
8
9
10
11
12
13
15
16

INDICATORS MONITORED BY ELETROBRAS	GOAL
CONSOLIDATED POSITION DIVERSITY INDEX MANAGEMENT AND SUCCESSION PROCESSES	42.1%
INTENSITY OF EMISSIONS OF GREENHOUSE GASES (TONCO2 / MWH)	0.058
SUPPLIER DUE DILIGENCE AS FOR ESG ASPECTS	100%
VOLUNTARY INVESTMENT IN PROJECTS THAT CONTRIBUTE TO BIODIVERSITY MANAGEMENT	+1% per year

PART 3

HOW WE GET THERE

VALUE & INVESTMENT

- Capitalization – Transfer of activities to a new state-owned company
- Optimization of the Holding's tax credit
- Insurance Management

G&T EFFICIENCY

- Rationalization of Equity Interests
- ARGER Program
- Transmission Asset Management Program
- Methodology for risks pertaining to the end of useful life of transmission assets
- GT Regulatory Strategy

TRADING

- Redefinition of the operating model in the trading business
- Implementation of an integrated trading management system

G&T EXPANSION

- Angra 3 Project
- Long-Term Generation Expansion Plan

NEW BUSINESSES

- Amazon Standalone Systems' Decarbonization

CULTURE & PEOPLE

- Reformulation of UNISE
- Occupational Health Program
- Knowledge Management

STRATEGIC INITIATIVES

2022-2026 PDNG

SUSTAINABILITY 4.0

GOVERNANCE

- Internal Control Environment Improvement
- Risk Management Maturity
- B3's "Novo Mercado" Governance Level
- Improvement of Governance Maturity
- Information Security Program
- Smart GRC Action Plan Management Solution
- Eletrobras Reputation and Engagement Program

MANAGEMENT

- Implementation of the High-Performance Culture
- Optimization of Private Pension Plan
- Optimization of Health Care Benefit
- Property Demobilization
- Compulsory loan
- Smart Solution for Process Management and Legal Information
- Optimization of Eletrobras companies' procurement processes
- Sale of Interest in Affiliates

INNOVATION AND DIGITAL TRANSFORMATIC

- Eletrobras Digital
- Inova Eletrobras

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS PERFORMANCE

STRATEGIC GUIDELINES 2020-2035

VALUE & INVESTMENT

To multiply the creation of value and expand the company's investment capacity

STRATEGIC INITIATIVES 2022-2026 PDNG

Capitalization	Definition of requirements necessary for the transfer of Trading of Itaipu, Remaining Contracts of RGR and BUSA; or Proinfa, Procel, *Luz para Todos* and *Mais Luz* for the Amazon to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – Enbpar, created by Decree No. 10791, dated September 10, 2021. It includes an approach focused on activities and processes inherent to the holding function, which must be undertaken by Enbpar in the management of the interests of Eletronuclear and Itaipu.
Optimization of the Holding's tax credit	To spot alternatives that allow the Holding take advantage of tax credits.
Insurance Management	To review opportunities to manage Eletrobras insurance, taking advantage of opportunities to gain scale.

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINES 2020-2035	STRATEGIC INITIATIVES 2022-2026 PDNG	
G&T EFFICIENCY *To create value by increasing the efficiency of G&T assets*	Rationalization of Equity Interests	To continue with the process of rationalization of interests in Special Purpose Entities (SPE's) by means of disposal, merger, swaps, corporate restructuring, acquisitions and closures of assets.
	Autonomization and Increase of Resilience of Generation Assets of Eletrobras Companies - ARGER	The Program of Autonomization and Increase of Resilience of Generation Assets of Eletrobras Companies (ARGER) is targeted at mitigating the risks of operating discontinuances of corporate generation assets of Eletrobras companies, with greater resilience in the operation of the system. It involves the Proposition of Process and Document Model for Monitoring Streamlining Projects; the Drafting of the Asset Management Policy and Regulation; the Implementation of the Environmental Licensing Monitoring System, and the Implementation of the Survey and Comparison of Operational Performance and Generation Production Costs.

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINES 2020-2035	STRATEGIC INITIATIVES 2022-2026 PDNG	
G&T EFFICIENCY *To create value by increasing the efficiency of G&T assets*	Transmission Asset Management Program	Implementation of a system with an integrated view of the assets of Eletrobras companies in terms of performance, useful life, strategic value, maintenance, and revenue to support decision-making, from O&M efforts to managerial efforts at the various decision-making levels of Eletrobras.
	Methodology for risks pertaining to the end of useful life of transmission assets	To improve the methodology of risks pertaining to the end of the regulatory useful life of assets, already under development, including the assessment of the physical condition of transformers as an additional module.

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINES 2020-2035	STRATEGIC INITIATIVES 2022-2026 PDNG	
G&T EFFICIENCY *To create value by increasing the efficiency of G&T assets*	GT Regulatory Strategy	It covers 4 projects: the Generation Indemnity (creating the rule necessary for valuating amounts payable as indemnity of the Eletrobras companies' power quota generation assets), Ancillary Services (appropriate payment thereof), Renewed Transmission Tariff Review and Factor X (mitigating the reduction in the RAP's of transmission companies resulting from attaining any gains in business efficiency and X Factor).

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINES
2020-2035

STRATEGIC INITIATIVES
2022-2026 PDNG

TRADING
To achieve leadership in trading with attractive margins and risk management efficiency

Implementation of an integrated trading management system	To maximize the effectiveness of energy sales management, by furthering the transparency, integration, and improvement of the work flow between Eletrobras companies, by way of Procurement and implementation of the Integrated Marketing Management System – Front, Middle and Back Office (FMB).
Redefinition of the operating model in the trading business	To promote the concerted action of Eletrobras companies while setting trading strategies, risk management, and short, medium and long-term planning.

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINES
2020-2035

STRATEGIC INITIATIVES
2022-2026 PDNG

G&T EXPANSION

To cement its leadership in G&T with a focus on clean energy

Initiative	Description
Angra 3 Project	To enable the completion of the project by an international call for tenders, in keeping with the model proposed by BNDES and approved by CPPI, with breakdown of financial and engineering risks
Long-Term Generation Expansion Plan	To develop an updatable Generation Expansion Plan with a long-term objective (10-15 years) broken down into annual expansion goals by generation technology (including new technologies and businesses), geographic region, and project maturity stage (Greenfield and Brownfield).

2022-2026 PDNG

STRATEGIC INITIATIVES

BUSINESS

STRATEGIC GUIDELINES
2020-2035

STRATEGIC INITIATIVES
2022-2026 PDNG

NEW BUSINESSES
To invest in new businesses focused on energy to help the energy industry develop (M&A)

Amazon Standalone Systems' Decarbonization

Accomplishment of the commitments undertaken by Eletrobras with BNDES under the Energy Agreement submitted to the UN High-Level Dialogue on Energy in September 2021. In such energy agreement, the institutions commit to 5 actions and 5 deliveries to accelerate the SDG 7 of the Agenda

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES
2020-2035

STRATEGIC INITIATIVES
2022-2026 PDNG

CULTURE & PEOPLE

To develop a culture of high performance and excellence in people management, with meritocracy

Reformulation of UNISE	Strategic restructuring of the Corporate University, so that trainings provided are integrated, focused on target audiences and their objectives.
Occupational Health and Safety Program	Strengthening of a safe and healthy work environment at Eletrobras companies, creating a culture of Safety as a value at Eletrobras companies, by way of implementing an integrated Occupational Safety and Health system, focused on preparing for certification in the ISO 45001 standard – Occupational Health and Safety Management Systems.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES
2020-2035

STRATEGIC INITIATIVES
2022-2026 PDNG

CULTURE & PEOPLE
To develop a culture of high performance and excellence in people management, with meritocracy

Knowledge Management	To perform a Knowledge Management (KM) diagnosis and draft a plan in line with the Company's Strategy.

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES 2020-2035	STRATEGIC INITIATIVES 2022-2026 PDNG	
GOVERNANCE *To achieve excellence in Governance. Risk Management and Internal Controls (GRC)*	Internal Control Environment Improvement	To mitigate the corporate risks of Eletrobras companies deemed pivotal by Management, especially those connected to the reduction of significant deficiencies identified in the SOX certification.
	Risk Management Maturity	To establish practices in the corporate risk process of the Eletrobras companies that allow identifying the current situation, pointing out the intended stage, and planning the necessary efforts to achieve the intended level change.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES
2020-2035

GOVERNANCE

To achieve excellence in Governance. Risk Management and Internal Controls (GRC)

STRATEGIC INITIATIVES
2022-2026 PDNG

Initiative	Description
B3's "Novo Mercado" Governance Level associated with the Company's capitalization	To improve Eletrobras' corporate governance and business integrity practices in order to further facilitate the monitoring and inspection of the acts of the company's management, in addition to adopting corporate rules that better balance the rights of all shareholders after the Company's capitalization. Eletrobras is currently at level 1 of governance, and the goal is reaching the "Novo Mercado" level by 2022.
Eletrobras Reputation and Engagement	To develop an action plan based on the results of the Reputation Survey carried out in 2020 in order to strengthen the creation of value in the relationships with stakeholders, and Eletrobras' corporate reputation as a result.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES
2020-2035

GOVERNANCE
To achieve excellence in Governance. Risk Management and Internal Controls (GRC)

STRATEGIC INITIATIVES
2022-2026 PDNG

Improvement of Governance Maturity	To implement actions stemming from the maturity diagnosis, aiming at greater adherence of the activities developed by the holding divisions to the best corporate governance market practices.
Information Security Program	To align internal processes to the best market practices, reducing the risk of unavailability, integrity, and confidentiality of information, as well as its respective media, including systems.
Smart GRC Action Plan Management Solution	To develop a smart IT solution for monitoring the recommendations and implementation of action plans arising from the activities of investigating complaints, internal audit, risk management, and internal controls of Eletrobras companies.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES
2020-2035

MANAGEMENT

Focus the company's management on creating value and increasing competitiveness

STRATEGIC INITIATIVES
2022-2026 PDNG

Implementation of the High-Performance Culture	To diagnose current cultures in companies and create an action plan aimed at guiding them towards a culture of excellence and focus on results.
Optimization of Private Pension Plan	To adequate the private pension plan by encouraging the migration of active and assisted participants to *Plano CD Puro*, thus solving deficits and optimizing the costs of pension entities.
Optimization of Health Care Benefit	To optimize the costs pertaining to the operationalization of the health care benefit offered by the Eletrobras companies to their employees, and managed by the self-management operators.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES 2020-2035	STRATEGIC INITIATIVES 2022-2026 PDNG	
MANAGEMENT *Focus the company's management on creating value and increasing competitiveness*	Property Demobilization	To bring in revenues from real estate not directly connected to its generation and transmission activities, mainly by way of divestitures, aiming to cut costs and/or create revenue.
	Compulsory loan	To assess business and other alternatives so that the amounts disbursed for the most relevant items currently provisioned for legal proceedings are lower than the current provision, maximum risks of legal proceeding losses are mitigated, and a better planning of the said cash disbursements is accomplished.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES
2020-2035

MANAGEMENT

Focus the company's management on creating value and increasing competitiveness



STRATEGIC INITIATIVES
2022-2026 PDNG

Smart Solution for Process Management and Legal Information	Implementation of a smart solution for managing processes and legal information within the scope of Eletrobras group companies with a view to optimizing the management of litigation and the Counseling, based on the standardization of processes, automation of routines, establishment and improvement of controls, and mitigation of associated risks.
Optimization of Eletrobras companies' procurement processes	Solution for the virtual management of bidding and procurement processes of Eletrobras Companies.
Sale of interests in affiliated companies	Have more active management of the portfolio of affiliates' equity, enabling the Company to gain financially, evaluating the possibility of exchanging affiliates' shares, currently guaranteeing lawsuits, releasing these shares for sale or other management alternatives.

2022-2026 PDNG

STRATEGIC INITIATIVES

MANAGEMENT

STRATEGIC GUIDELINES 2020-2035	**STRATEGIC INITIATIVES** 2022-2026 PDNG	
INNOVATION AND DIGITAL TRANSFORMATION *To take a leading role in innovation and further the digital transformation of business and management processes*	Eletrobras Digital	To support Eletrobras in its challenges of Digital Transformation and Synergy with Industry 4.0. by resorting to new technologies and innovation, management and collaboration practices.
	Inova Eletrobras	To manage the projects and investments in R&D+I of Eletrobras Companies and Cepel to support general guidelines in research and development efforts pertaining to science and/or technology, in line with the Strategic Plan. Reassessment of CEPEL's role in Eletrobras' innovation process, seeking to maximize the investments made.

2022-2026 PDNG

STRATEGIC INITIATIVES

SUSTAINABILITY

SUSTAINABLE DEVELOPMENT OBJECTIVES



STRATEGIC INITIATIVES
2022-2026 PDNG

SUSTAINABILITY 4.0

Eletrobras always follows new trends and best market practices revolving around Corporate Sustainability as a way to improve its performance and connect with global priorities.

In this sense, the Sustainability 4.0 Program was created as a far-reaching improvement program intended to achieve excellence in terms of sustainability in various processes and generate value for all stakeholders, in short, medium and long term.

Risk Appetite Statement – 2022-2026 PDNG

Creating value is capital for Eletrobras. Leadership in our market by means of investments in Generation and Transmission, focused on clean energy, is part of our sustainable expansion proposal.

We cannot accept decisions which may compromise profitability; financial discipline; corporate and socio-environmental sustainability; ethical and compliance standards; operational security of our assets; and the health and safety of our employees and third-party workers.

We seek to be innovative, thus reviewing the suitability of investing in other segments, diversifying our business and service portfolio, in synergy and aligned to Eletrobras' strategy.

Risks/Uncertainties of 2022-2026 PDNG

Eletrobras

The achievement of the goals set in 2022-2026 PDNG considers both economic-financial, regulatory and business assumptions, which guided them, as well as the monitoring of risks inherent to the planning of future efforts in conditions of uncertainty.


RISKS PERTAINING TO BUSINESS
RISKS PERTAINING TO THE ENVIRONMENT, INTERNAL MANAGEMENT AND LEGAL ISSUES
Regulatory Changes in Generation (1)
Regulatory Changes in Transmission (2)
Angra III (3)
Delays in the Capitalization process (4)
RISKS
Political, Economic and Social Scenario
ESG Risks (Environmental, Social and Governance Risks) – (5)
Supplementary Pension Plan (6)
Information Security (7)
Compulsory loan (8)

Total Investment of 2022-2026 (BRL Thousand – currency)

Eletrobras

	2022	2023	2024	2025	2026	2022-2026
Corporate	**4,310,993**	**8,872,357**	**10,395,527**	**7,973,872**	**8,052,874**	**39,605,622**
Generation	**1,612,097**	**4,715,004**	**5,229,234**	**3,601,342**	**2,722,985**	**17,880,662**
Enlargement	748,935	3,356,180	4,102,359	2,427,068	1,873,736	12,508,277
Maintenance	863,162	1,358,825	1,126,875	1,174,274	849,249	5,372,385
Transmission	**2,225,221**	**3,808,356**	**4,834,072**	**4,060,324**	**5,030,239**	**19,958,213**
Enlargement	229,813	277,600	1,064,738	1,784,237	2,934,041	6,290,429
Reinforcement and Improvement	1,174,778	2,848,149	3,362,973	1,958,251	1,978,370	11,322,521
Maintenance	820,630	682,608	406,361	317,835	117,828	2,345,63
Outros (I + A) *	**473,676**	**348,996**	**332,220**	**312,206**	**299,649**	**1,766,747**
SPE Total	**919,991**	**2,878,001**	**2,399,730**	**1,471,960**	**1,061,915**	**8,731,596**
Generation	818,868	1,751,645	1,582,642	1,206,595	796,320	6,156,069
Transmission	86,448	1,111,443	801,950	250,000	250,000	2,499,840
Others	14,675	14,914	15,138	15,365	15,595	75,687
Grand Total	**5,230,984**	**11,750,358**	**12,795,256**	**9,445,832**	**9,114,788**	**48,337,218**

*The acronym I + E refers to investment in Infraestructure and environmental

Note: the investments to be made by Eletronuclear no longer make up this table due to the modeling of Eletrobras' capitalization.

ío: Setorial